ICG CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
For the year ending December 31, 2015

REVENUES		
Securities revenue	$	1,732,262
Expense reimbursement income		3,746
TOTAL REVENUES		1,736,008
EXPENSES		
Regulatory fees and expenses		16,340
Rents		9,351
Compensation		42,572
Consulting and professional fees		20,651
Unrelated broker dealer fees		154,620
Dues and subscriptions		8,077
Travel expenses		26,789
Meals and entertainment		16,710
Depreciation and amortization		31
Other expenses		17,663
TOTAL EXPENSES		312,804
NET INCOME	$	1,423,204